 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 01, 2016

Commission File Number 001-14978
SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

 1 August 2016
Smith & Nephew plc (the "Company")

Commencement of Quarterly Buy Back Programme

The Company announces that it will today commence its Quarterly Buy Back programme over 1,570,000 of its Ordinary shares of US 20¢ each through Merrill Lynch International (the "Buy Back Programme").

The Company intends to hold these shares in Treasury.

These shares were used in connection with employee share schemes in Quarter 2 2016 and will be purchased at the prevailing market price.

The purpose of this Buy Back programme is to reduce the share capital of the Company, in order to keep it broadly constant. The maximum pecuniary amount allocated to the Buy Back Programme is £20,000,000 and the maximum number of shares that will be purchased under the Buy Back Programme is 1,570,000. The Buy Back Programme will commence on 2 August 2016 and will end no later than 5 August 2016.

This announcement is made in accordance with the Market Abuse Regulation 596/2014.

Elaine Richardson
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 01, 2016

By: /s/ Susan Swabey
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                                                                                                                               Susan Swabey
                                                                                                                      Company Secretary